FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March 2013

Commission File Number: 001-11960

AstraZeneca PLC

2 Kingdom Street, London W2 6BD

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F X      Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __     No X

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-_____________

ASTRAZENECA TO ESTABLISH STRATEGIC R&D CENTRES TO ENHANCE INNOVATION AND PIPELINE PRODUCTIVITY

Centres positioned to take better advantage of bioscience clusters

AstraZeneca today announced plans to invest in strategic research and development centres in the UK, the US and Sweden to improve pipeline productivity and to establish the company as a global leader in biopharmaceutical innovation. The proposals are designed to:

· Locate more of the company's scientists close to globally recognised bioscience clusters, making it easier to access world-class talent and opportunities for collaboration and partnerships;
· Bring teams together to improve collaboration and to create a more vibrant environment that puts science and the patient at the heart of everything the company does;
· Simplify the company's footprint to reduce complexity and eliminate unnecessary cost.

Under the plans, AstraZeneca's small molecule and biologics R&D activities will be concentrated in three strategic centres: Cambridge, UK; Gaithersburg, US; and Mölndal, Sweden. The proposals are expected to be fully implemented by 2016.

Cambridge, UK:
AstraZeneca will invest around $500 million to establish a new, purpose-built facility in Cambridge, a world-renowned centre for life sciences innovation with strong links to globally important research institutions in London. Consolidating the company's UK-based small molecule and biologics research and development at a new centre will build on AstraZeneca's world-leading protein engineering capabilities already based in the city. Cambridge will also become AstraZeneca's new global corporate headquarters.

Gaithersburg, Maryland, US: The site of MedImmune's headquarters and the primary location for AstraZeneca's biologics activities, Gaithersburg will also become home to much of the company's US-based Global Medicines Development activities for small and large molecules and will accommodate some global marketing and US specialty care commercial functions.

Mölndal, Sweden: AstraZeneca's site in Mölndal, near Gothenburg, will continue to be a global centre for research and development, with a primary focus on small molecules.

The three strategic sites will be supported by other existing AstraZeneca facilities around the world, including Boston, Massachusetts, US which will continue to be a centre for research and development, with a primary focus on small molecules.

Pascal Soriot, Chief Executive Officer, AstraZeneca said: "The changes we are proposing represent an exciting and important opportunity to put science at the heart of everything we do because our long-term success depends on improving R&D productivity and achieving scientific leadership."

"This is a major investment in the future of this company that will enable us to accelerate innovation by improving collaboration, reducing complexity and speeding up decision-making. The strategic centres will also allow us to tap into important bioscience hotspots providing more of our people with easy access to leading-edge academic and industry networks, scientific talent and valuable partnering opportunities."

The consolidation of AstraZeneca's global R&D footprint and the creation of a new headquarters will impact on other sites over the next three years, particularly in the UK and US. The main changes are as follows:

Alderley Park, Cheshire, UK: Under the proposals, research and development work will no longer be carried out at Alderley Park. Approximately 1,600 roles will relocate from Alderley Park, with the significant majority going to the new centre in Cambridge and the remainder to the company's nearby Macclesfield manufacturing facility or other AstraZeneca sites overseas. At least 700 non-R&D roles are expected to remain at Alderley Park. AstraZeneca is committed to exploring all options to ensure that Alderley Park has a successful future.

Wilmington, Delaware, US: With the exit of the Global Medicines Development group and the relocation of global marketing and US specialty care commercial roles, about 1,200 roles will leave Wilmington. There will be a net increase of approximately 300 roles in Gaithersburg. The changes announced today will lead to an estimated overall reduction of about 650 positions in the US; while around 170 will relocate to other AstraZeneca sites in the US or overseas. Wilmington will remain the North America commercial headquarters, with a population of about 2,000 at the AstraZeneca site.

London, UK: The majority of corporate and global commercial roles based in London are expected to move to the new centre in Cambridge with some going to other AstraZeneca sites. Following the transfer of the company's headquarters to Cambridge, AstraZeneca's Paddington office will close by 2016. Currently, around 350 roles are based in London.

Globally, over the 2013-2016 period, the proposed investment and associated changes announced today will lead to the relocation of nearly 2,500 roles and an overall estimated reduction in headcount in the region of 1,600 roles. The vast majority of these will be in the UK and the US. The programme is expected to incur $1.4 billion in one-time restructuring charges, of which $800 million are likely to be cash costs. In addition, the company will invest approximately $500 million in establishing the new centre in Cambridge. Annualised benefits of approximately $190 million are expected by 2016 for the programme.

"I recognise that our plans will have a significant impact on many of our people and our stakeholders at the affected sites. We are fully committed to treating all our employees with respect and fairness as we navigate this important period of change," said Pascal Soriot.

Final estimates for programme costs, benefits and headcount impact in all areas of the business are subject to completion of applicable consultation processes in accordance with local laws.

About AstraZeneca
AstraZeneca is a global, innovation-driven biopharmaceutical business with a primary focus on the discovery, development and commercialisation of prescription medicines for gastrointestinal, cardiovascular, neuroscience, respiratory and inflammation, oncology and infectious disease. AstraZeneca operates in over 100 countries and its innovative medicines are used by millions of patients worldwide. For more information please visit:
www.astrazeneca.com

CONTACTS

Media Enquiries
Esra Erkal-Paler                         +44 20 7604 8030 (UK/Global)
Vanessa Rhodes                       +44 20 7604 8037 (UK/Global)
Ayesha Bharmal                       +44 20 7604 8034 (UK/Global)
Tony Jewell                               +1 302 885 4594 (US)
Jacob Lund                                +46 8 553 260 20 (Sweden)

Investor Enquiries
James Ward-Lilley                     +44 20 7604 8122     mob:+44 7785 432613
Karl Hård                                     +44 20 7604 8123     mob: +44 7789 654364
Nicklas Westerholm                   +44 20 7604 8124    mob: +44 7585 404950
Colleen Proctor                           +1 302 886 1842       mob: +1 302 357 4882
Ed Seage                                      +1 302 886 4065       mob: +1 302 373 1361

18th March 2013

- ENDS -

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 18 March 2013	By: /s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary